Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-195697

July 21, 2016

WELLS FARGO & COMPANY

A$250,000,000 3.70% Notes Due July 27, 2026

Issuer:	Wells Fargo & Company

Title of Securities	3.70% Notes Due July 27, 2026 (the “Notes”)

Note Type:	Senior unsecured

Trade Date:	July 21, 2016

Settlement Date (T+4):	July 27, 2016

Maturity Date:	July 27, 2026

Aggregate Principal Amount Offered:	A$250,000,000

Price to Public (Issue Price):	99.917%, plus accrued interest, if any, from July 27, 2016

Underwriting Discount (Gross Spread):	0.40%

All-in Price (Net of Underwriting Discount):	99.517%, plus accrued interest, if any, from July 27, 2016

Net Proceeds:	A$248,792,500

Interest Rate:	3.70% per annum

Interest Payment Dates:	January 27 and July 27, commencing January 27, 2017, and at maturity

Business Days:	New York City, London and Sydney

Business Day Convention:	Following

Day Count:	Actual/Actual

Payment in Australian Dollars:	Payments on the Notes will be made in Australian dollars except in the limited circumstances set forth in the Preliminary Prospectus Supplement dated July 20, 2016 (the “Preliminary Prospectus Supplement”)

Additional Amounts:	Wells Fargo will pay additional amounts on the Notes as provided in the Preliminary Pricing Supplement

Tax Redemption:	Wells Fargo may redeem the Notes, in whole but not in part, upon the occurrence of a “tax event” as described in the Preliminary Prospectus Supplement at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued but unpaid interest to, but excluding, the redemption date.

Benchmark:	Semi-quarterly coupon matched asset swap

Spread to Benchmark:	+170 basis points

Re-Offer Yield:	3.71%

ISIN:	XS1458462006

Listing:	None

Joint Bookrunning Managers:	Australia and New Zealand Banking Group Limited nabSecurities, LLC Wells Fargo Securities, LLC

Australia and New Zealand Banking Group Limited is not a U.S. registered broker-dealer and, therefore, to the extent it intends to effect any sales of the Notes in the United States, it will do so through an affiliated U.S. registered broker-dealer in accordance with applicable U.S. securities laws and regulations, and as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or e-mailing wfscustomerservice@wellsfargo.com.

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